P.E. 1/1/02



COPY NO 2
FILE NO 1-9945

1-09945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K


RECEIVED
JAN 3 1 2002

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2002

National Australia Bank Limited
ACN 004 044 937
(Registrant's Name)

Level 24
500 Bourke Street
MELBOURNE VICTORIA 3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.



Group Corporate Affairs

National Australia Bank Limited
ABN 12004044937

500 Bourke Street
Melbourne Victoria 3000 Australia

Telephone: (03) 8641 3580
Facsimile: (03) 8641 4925

ASX Announcement

New Management Structure at the National

National Australia Bank today announced plans for a new corporate structure based around its principle areas of operation and designed to create clearer accountability, greater customer focus, simpler reporting and reduced bureaucracy.

"The new structure creates regional integrated financial services teams with broader authority and more control over distribution, products and services," said National Managing Director and Chief Executive Officer, Frank Cicutto.

The key elements of the new structure are:

Three regional financial services business units will be created – Australia, New Zealand and Great Britain/Ireland.

Wholesale Financial Services and Wealth Management will remain as global businesses.

The present global divisions of Business and Personal Financial Services, Specialist and Emerging Businesses and Shared Services will be integrated into the three regional financial services business units.

Group information technology functions and strategy will be integrated across all three regional financial services business units and will include the appointment of a Chief Information Officer reporting to the Chief Executive.

"The new structure keeps in mind that we have a diverse set of businesses with unique structural requirements," Mr Cicutto said.

"The direct reporting of the Australian and New Zealand businesses to me will help us continue our strong focus on these core markets.

"Great Britain and Ireland operate at a considerable distance from the corporate centre. The new Executive General Manager Financial Services Great Britain & Ireland will ensure leadership focussed around the strategic issues of that region," he said.

The heads of the five operating business units are:

Executive General Manager, Financial Services Australia – Ian MacDonald. Ian is currently acting Executive General Manager, Business and Personal Financial Services.

Executive General Manager, Financial Services Great Britain & Ireland - Steve Targett.* Steve is currently Executive General Manager, Wholesale Financial Services.

Executive General Manager, Wealth Management – Peter Scott.

Executive General Manager, Wholesale Financial Services – To be announced shortly

Chief Executive Officer, Bank of New Zealand – Peter Thodey

The senior roles in support functions are:

Chief Financial Officer – Richard McKinnon

Executive General Manager, Corporate Development – Mike Laing. Mike is currently General Manager Global Cards.

Executive General Manager, People & Culture – Peter McKinnon

Executive General Manager, Risk Management – Chris Lewis

Chief Information Officer – To be announced (currently Glenn Mescher, pending new senior appointment)

General Manager Assisting the CEO – David Mooney. David is currently General Manager Investor Relations.

Other senior executive roles and changes include:

Grahame Savage has been confirmed in the role of Chief Executive Officer of the National's Clydesdale and Yorkshire banks and Don Price remains Chief Executive Officer for the National Irish Bank and Northern Bank.* Both report to the Executive General Manager, Financial Services Great Britain & Ireland.

Following the restructure of the organisation Bob Prowse will retire from the National in July.

"I am grateful to Bob for facilitating a smooth transition of his current responsibilities and the Positioning for Growth project. Bob has made an outstanding contribution to the National since 1966 in various line roles, including as Chief Executive of the Bank of New Zealand, and most recently in the roles of Executive General Manager, Office of the CEO and Chief Financial Officer," Mr Cicutto said.

Mike Pratt's current position of Chief Executive Officer, Australian Financial Services no longer exists in the new structure. Mike will be leaving the organisation.

Roland Matrenza will be retiring from the bank and will be pursuing other interests. Roland has been with the National since 1967 and most recently has played an important role in shaping the Group's strategic direction through his work in our Investment and Acquisitions area.

With the new regional focus of Shared Services and Specialist and Emerging Businesses, Mr Ross Pinney's position no longer exists. "I have asked Ross to stay on to assist me with the restructure and undertake a range of corporate activities," Mr Cicutto said.

Glenn Mescher will continue in his current role of CIO until a new CIO is appointed. At that time Glenn will assume a new senior role at the National.

Melbourne, 29 January, 2002

For further information contact:

Brandon Phillips
Group Manager, Media
03 8641 3857
0419 369 058

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

			Garry Nolan
Date:	29 January 2002	By	Mr GF Nolan
		Title:	*Company Secretary*